Filed by SM Energy Company
Pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Civitas Resources, Inc.
Commission File No.: 001-35371
On November 17, 2025, Elizabeth A. McDonald, President and Chief Operating Officer of SM Energy, provided the following communication, and FAQ attachment included below, relating to SM Energy’s pending merger with Civitas Resources, Inc. (“Civitas” or “Civitas Resources”) to SM Energy employees.
Subject Line: Personnel and Merger Updates
Good Afternoon SM Team,
Today we are excited to share a few updates regarding our anticipated merger. As we move forward together, we want to keep you informed about key milestones and plans. Today, we announced certain leadership appointments and are providing answers to common questions that have been asked since the initial merger announcement.

Blake McKenna Named Expected Chief Operating Officer

We are excited to announce that Blake McKenna will be appointed COO, upon Beth’s expected appointment to CEO. Blake is a strategic and driven leader with a strong track record of creating growth and value wherever he’s been. And after any time spent with Blake, it’s also very clear that his focus on relationships and his support for his fellow employees is a seamless fit with SM’s culture. We look forward to his continued leadership in this new role. As you have the time, please join us in congratulating Blake.

Executive Team of the Combined Company

In addition to the above, today we also publicly announced the expected executive leadership team upon closing of the merger. The announcement includes:

•Beth McDonald as CEO
•Wade Pursell as CFO
•Blake McKenna as COO
•James Lebeck as EVP - Corporate Development and General Counsel

Frequently Asked Questions

Since the initial merger announcement two weeks ago we’ve received many questions from you all, and we understand there will be more as we move toward closing. We also recognize that we don’t have specific answers to some questions you all may have at this time. Integration planning kicked off last week, and we expect to further communicate key milestones as we move through the integration process. To address common inquiries we received to date, please see the compiled FAQ document. If you have additional questions in the meantime, please don’t hesitate to reach out.

Thank you for your continued dedication during this exciting time. Stay focused on the safety and wellbeing of yourself and colleagues as we strive to finish the year strong and exceed our goals for 2025. We will continue to keep you updated as we progress together.

Regards,
Beth

Merger Announcement FAQs
Transaction
•Why did SM join with Civitas?
◦This merger is a great opportunity to pursue increased scale across the highest-return U.S. shale basins; benefit from identifiable synergies, and enhance substance for our stockholders through accretive financial metrics and strong free cash flow. Both companies have good assets that are complementary to each other, which add significant cash flow to the portfolio. We encourage you to review the investor deck that was presented by management upon announcement of the transaction:

IR Slide Deck
People
•What will the pro forma employee organization structure look like?
◦The organizational structure of the combined company will begin to take shape after the closing of the merger, and will continue to evolve over time. We have had great success blending teams together, as seen with the XCL acquisition, and we look forward to replicating that success with this opportunity. At all stages, we will aim to preserve what makes SM Energy great – our people, our culture and our technical expertise. We are going to be one team going forward, so we should expect integration of people in many teams where reasonable.
•G&A synergies are making everyone nervous/scared. How will people be impacted? Will people from SM be impacted?
◦This is understandable as synergies are to be expected when mergers like this occur. We don’t have all of these answers yet but will communicate when we can. The message to everyone is that we intend to integrate the best people and best practices. As you get to know your counterparts at Civitas, strive to listen and learn about their people, their processes, and what they do well.
Compensation
•Will our compensation change?
◦Overall, the compensation programs are similar between both companies. There are likely variations when looking at individual roles and responsibilities. But leadership from both companies expect to remain market competitive as we evaluate changes, if any, to the compensation structure in the future.

•Does this constitute as a change in control for SM Energy’s compensation plans?
◦Based on the language in SM Energy’s plans and agreements, this transaction will result in a change of control for SM Energy’s compensation plans upon closing. However, when it comes to compensation and equity-vesting matters, change of control provisions are generally “double trigger,” which means a change of control benefit would only be recognized upon termination of employment following closing.
Combined Company – Future State
•When will the integration team be stood up?
◦Integration teams have started to form and planning kicked off both internally and with Civitas last week.
•What offices will employees go to post-transaction?
◦Both companies have offices in Denver, Midland, and Houston. It is too early to know which office spaces will be used as there are many factors to consider such as number of employees and lease terms at each location.
General
•We understand that employees are already being contacted by vendors or other third parties that have historically done business with Civitas, relating to current or future business opportunities or concerns, cultural concerns, or related matters. The general response to these communications should be that SM Energy and Civitas remain separate companies that are operating their own respective businesses and that will continue to do so until the merger closes. Neither party is permitted to speak or take any action on behalf of the other party, and the inquiry/communication should be directed to Civitas at this time.
•We also understand that our employees have started asking questions about the substance and extent to which they can communicate with counterparts at Civitas about business/operational matters. The general response to these questions is that we can engage in information sharing (as it relates to non-confidential/proprietary matters) and general high-level discussions but need to avoid longer-term planning discussions relating to future operational plans of a post-close combined entity. If employees want to engage in information gathering and due diligence-type discussions, that should be fine. Listen, learn, and lean in. If they want to talk about subjects like future divestitures, proforma capex budgets, liability management, rig planning, or similar, those should not occur until a later date.

No Offer or Solicitation
This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”). Each of the Company and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that the Company or Civitas Resources, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of the Company and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about the Company, Civitas Resources and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investor-relations/Overview/default.aspx. The information included on, or accessible through, the Company’s or Civitas’ website is not incorporated by reference into this communication.
Participants in the Solicitation
The Company, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by the Company on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Resources on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company and Civitas using the sources indicated above.